Exhibit 99.1

TRICOM ANNOUNCES SECOND QUARTER RESULTS

(Santo Domingo, Dominican Republic, August 19, 2004) Tricom, S.A. (OTC BB: TRICY.OB) today announced consolidated unaudited financial results for the second quarter and first six months of 2004.

Results of Continuing Operations

Continuing operations consist of the Company’s local service, long distance, mobile, cable television and broadband data transmission and Internet services in the Dominican Republic, as well as the Company’s wholesale and retail international long distance operations in the U.S. The Company’s financial results continue to be significantly affected by currency devaluation. The average value of the Dominican peso with respect to the U.S. dollar declined by approximately 70.5 percent during the 2004 second quarter compared to the average value during the 2003 second quarter, and decreased by 85.3 percent during the first half of 2004 compared to the first half of 2003.  The Dominican economy also was affected adversely by inflation, which reached approximately 31.1 percent during the first six months of 2004 and approximately 60.4 percent over the previous twelve months ending June 30, 2004. Notwithstanding the effects of currency devaluation and the declining Dominican economy, second quarter operating results for the Company’s domestic telephony, mobile, cable and data and Internet business segments improved sequentially from results in the 2004 first quarter.

“During the second quarter we achieved significant progress in our domestic core businesses, delivering strong subscriber growth”, Carl Carlson, Chief Executive Officer. “We focused our efforts on improving customer retention, optimizing our capital expenditures and strengthening liquidity. We are pleased with the progress we achieved in all those fronts. For the rest of the year we will remain intensely focused on expense control and cash preservation, maintaining a rigorous financial discipline with respect to operational decisions, spending capital in the right places, and continuing to support our growth drivers”, added Carlson.

Operating revenues from continuing operations totaled $43.0 million for the 2004 second quarter, a 14.3 percent decrease from the 2003 second quarter. On a sequential basis, operating revenues increased by 4.1 percent. For the first six months of 2004, operating revenues from continuing operations totaled $84.3 million, a 19.3 percent decrease from the same period in 2003.

Long distance revenues decreased by 21.0 percent to $17.9 million during the 2004 second quarter, and by 18.5 percent to $37.4 million during the first six months, primarily due to lower international long distance traffic derived from the Company’s U.S.-based wholesale and retail operations, coupled with lower average termination rates to the Dominican Republic during the first six months of the year. The growth of long distance revenues was also impacted by the effects of currency devaluation on outbound international and domestic long distance revenues generated by the Company’s retail call centers and prepaid cards, offset in part by higher prepaid cards sales and minutes. Prepaid cards sold within the Dominican Republic totaled 7.0 million during the first six months of the year, representing a 35 percent year-over-year increase.  Prepaid card minutes increased by 59.2 percent to 21.9 million minutes during the first six months of 2004.

Domestic telephony revenues totaled $13.8 million in the 2004 second quarter, a 12.2 percent decrease from the 2003 second quarter. On a sequential basis, domestic telephony revenues increased by 17.3 percent during the 2004 second quarter. For the first six months, domestic telephony revenues decreased

22.0 percent to $25.5 million. The decrease, principally due to currency devaluation impacting the conversion of peso-denominated domestic telephony revenues into U.S. dollars, was offset by a higher average number of lines in service during the first six months of the year. At June 30, 2004, the Company had approximately 151,000 lines in service, an 8.3 percent increase from lines in service at June 30, 2003. New line sales totaled approximately 23,000 during the first six months of 2004 compared to 14,000 during the first six months of 2003. Net line additions totaled approximately 6,200 during the first six months of 2004 compared to a decrease of approximately 11,000 during the year-ago period.

Mobile revenues decreased by 4.5 percent to $7.1 million in the 2004 second quarter, and by 15.4 percent to $13.5 million for the first six months of 2004, primarily due to the devaluation of the Dominican peso. Second quarter mobile revenues increased by 12.6 percent with respect to mobile revenues during the 2004 first quarter. Mobile subscribers totaled approximately 313,000 at June 30, 2004, a 26.4 percent decrease from mobile subscribers at June 30, 2003. Second quarter mobile subscribers increased by 13.1 percent with respect to mobile subscribers at the end of the 2004 first quarter. The year-over-year decrease in mobile subscribers is the result of Company-initiated disconnections of approximately 201,000 “incoming-call” only mobile subscribers during the 2004 first quarter. Excluding the disconnections of “incoming-call” only subscribers, the Company added approximately 145,000 gross and 80,000 net mobile subscribers during the first half of 2004. Despite a lower average mobile subscriber base, total minutes of usage increased 17.4 percent to 145.1 million minutes during the first half of 2004 compared to total minutes of usage during the first half of 2003.

Cable revenues decreased by 14.2 percent to $3.1 million for the 2004 second quarter, and by 24.9 percent to $5.7 million for the first six months of 2004, primarily as a result of currency devaluation, coupled with a lower average cable subscriber base during the first half of the year. On a sequential basis, cable revenues increased by 17.5 percent during the 2004 second quarter. At June 30, 2004, cable subscribers totaled approximately 58,000, a 10.5 percent decrease from cable subscribers at June 30, 2003. The decline in cable subscribers is primarily attributable to a weak economic environment. In an effort to reduce churn and increase customer satisfaction, the Company instituted a number of customer care and retention programs during the first half of 2004. The Company’s average monthly churn rate for cable television services declined to 2.1 and 2.2 percent during the 2004 second quarter and first six months of 2004, respectively, compared to 4.5 percent and 4.8 during the 2003 second quarter and first six months of 2003, respectively.

Data and Internet revenues increased 43.8 percent to $1.1 million in the 2004 second quarter. For the first six months, data and Internet revenues decreased 3.4 percent to $2.3 million. The decrease in data and Internet revenues resulted primarily from currency devaluation, partially offset by a year-over-year increase in data and Internet subscribers. At June 30, 2004, data and Internet access accounts totaled approximately 15,000, representing a 32.9 percent increase from data and Internet subscribers at June 30, 2003.

Consolidated operating costs and expenses from continuing operations declined by 6.2 percent to $50.7 million in the 2004 second quarter, and by 12.8 percent to $96.9 million during the first half of the year. The decline in operating costs and expenses were primarily the result of a decrease in depreciation and amortization charges, as well as lower selling, general and administrative (SG&A) expenses. These decreases were offset in part by costs related to the Company’s financial restructuring efforts totaling $2.6 million during the 2004 second quarter and $4.6 million during the first six months of the year.

Cost of sales and services decreased by 2.0 percent to $22.1 million during the 2004 second quarter, and by 3.5 percent to $43.1 million during the first six months of the year, primarily due to lower installation costs and cable programming fees, offset by higher transport and access charges as a result of higher domestic interconnection rates. SG&A expenses declined by 12.9 percent to $11.6 million in the 2004 second quarter and by 23.5 percent to $22.4 million during the first six months of 2004. The decline in SG&A expenses is primarily due to continuing expense reduction efforts and operating efficiencies, as well as lower Dominican peso-denominated expenses resulting from currency devaluation. Depreciation and amortization expenses totaled $14.3 million during the 2004 second quarter and $26.7 million during the first six months of 2004, a decrease of 20.9 percent and 28.0 percent, respectively, from the year-ago periods. The decrease in depreciation and amortization expenses primarily resulted from a lower depreciable asset base.

Interest expense totaled approximately $14.0 million during the 2004 second quarter and $29.4 million during the first six months of 2004, compared to $16.3 million and $31.8 million respectively in the year-ago periods. The Company suspended principal and interest payments on its unsecured debt obligations and principal payments on its secured indebtedness beginning in October 2003. The Company recorded $463,000 in foreign currency exchange gain during the 2004 second quarter and $1.9 million for the first six months of 2004.

In 2003, the Company recognized $2.1 million during the second quarter and $3.9 million during the first six months in losses from discontinued operations in Central America. The Company will continue to report losses from discontinued operations in the periods they occur. Net loss totaled $21.2 million, or $0.33 per share for the 2004 second quarter, compared to a net loss of $21.8 million, or $0.34 per share during 2003 second quarter. Net loss for the first six months of 2004 totaled $40.1 million, or $0.62 per share compared to a net loss of $41.4 million, or $0.64 per share during the year-ago period.

Liquidity and Capital Resources

In light of current conditions in its principal market, the Dominican Republic, ongoing funding needs and its inability to service its debt, the Company has taken steps to conserve cash and focus it efforts and resources on its core businesses, including the suspension of interest payments on unsecured indebtedness and principal payments on secured indebtedness, the appointment of a Chief Restructuring Officer, the reduction of SG&A expenses and capital expenditures, and the sale of its Central American trunking assets.  The estimated net proceeds of the sale received by the Company, totaling approximately $9 million, will be used to fund the Company’s short-term working capital requirements. The Company continues to evaluate potential divestments of other under-performing or non-strategic assets.

Total debt, including capital leases and commercial paper, amounted to $447.3 million at June 30, 2004, compared to $449.3 million at December 31, 2003. Total debt included $200 million principal amount of 11-3/8 percent Senior Notes due in September 2004, approximately $34.5 million of secured debt and approximately $212.8 million of unsecured bank and other debt.

At June 30, 2004, the Company had approximately $11.1 million of cash on hand. For the six-months ended June 30, 2004 the Company’s net cash provided by operating activities totaled approximately $11.9 million. Capital expenditures totaled $1.6 million during the 2004 second quarter and $2.3 million during the first six months of 2004, representing decreases of 65.1 percent and 73.1 percent respectively from the same periods last year.

Financial Restructuring Update

As a consequence of the continuing devaluation and volatility of the Dominican peso and lower net cash flows being generated by its operations in the Dominican Republic, the Company suspended principal and interest payments on its unsecured indebtedness and principal payments on its secured indebtedness in October 2003.  As a result, the Company has defaulted with respect to its outstanding indebtedness.

As previously announced, the Company has engaged in discussions with holders of its indebtedness, including an ad hoc committee of holders of its 11-3/8 percent Senior Notes due 2004, regarding a consensual financial restructuring of its balance sheet. Although there is no assurance that any agreement will occur, the Company is optimistic that these negotiations will lead to a consensual restructuring in the near term. The Company’s future results and its ability to continue operations will depend on the successful conclusion of the restructuring of its indebtedness.

Since these negotiations are ongoing, the treatment of the Company’s existing secured and unsecured lenders, as well as the interest of its existing shareholders, is uncertain at this time. Accordingly, investors in the Company’s debt and equity securities may be substantially diluted or may lose all or a substantial portion of their investment in the Company’s securities.

About TRICOM

Tricom, S.A. is a full service communications services provider in the Dominican Republic. We offer local, long distance, mobile, cable television and broadband data transmission and Internet services. Through Tricom USA, we are one of the few Latin American based long distance carriers that is licensed by the U.S. Federal Communications Commission to own and operate switching facilities in the United States. Through our subsidiary, TCN Dominicana, S.A., we are the largest cable television operator in the Dominican Republic based on our number of subscribers and homes passed. For more information about Tricom, please visit www.tricom.net

Cautionary Language Concerning Forward-Looking Statements

Statements in this press release that are not strictly historical in nature are forward-looking statements. These statements are only predictions based on current information and expectations and involve a number of risks and uncertainties. Actual events or results may differ materially due to various factors. Factors which may cause actual results to differ materially from those discussed herein include economic considerations that could affect demand for telecommunications services and the ability of the Company to make collections, including devaluation of the Dominican peso, the effect of the Company’s default on its indebtedness, the inability to reach an agreement with our creditors on a restructuring plan, inflation, regulatory factors, legal proceedings, exchange controls and occurrences in currency markets, competition, and the risk factors set forth in the Company’s various filings with the Securities and Exchange Commission, including its more recently filed Annual Report on Form 20-F. The Company undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof.

(Five tables to follow)

TRICOM, S.A. AND SUBSIDIARIES

Selected Financial and Operating Data (unaudited)

(In US$)

	2Q’03	1Q’04	2Q’04	Sequential % Chng.	Y-o-Y% Chng.

Economic Statistics (1):
Increase in C.P.I. (12 month aggregate)	26.1%	62.32%	60.35%	-3.2%	+131.2%
Increase in C.P.I. year-to-date	16.6%	24.37%	31.09%	+27.6%	+87.3%
Exchange rate (at period end)	$34.21	44.58	47.44	+6.4%	+38.7%
Avg. period exchange rate	$27.75	48.20	47.31	-1.8%	+70.5%

Selected Financial Data:
Capital Expenditures, including capital leases	$4,537,875	765,921	1,582,743	+106.6%	-65.1%
Total employees (at period end)	1,605	1,397	1,386	-0.8%	-13.6%

Selected Operating Data:
Lines in service (at period end)	139,590	146,567	151,245	+3.2%	+8.3%
Avg. revenue per line in service	$37.26	26.96	30.17	+11.9%	-19.0%
Avg. monthly churn rate	2.9%	1.9%	1.7%

Cellular & PCS subscribers (at period end)	424,755	276,343	312,541	+13.1%	-26.4%
Minutes of use (in 000s)	64,113	69,873	75,272	+7.7%	+17.4%
Avg. revenue per user (blended)	$4.45	5.94	8.20	+38.1%	+84.3%
Avg. monthly churn rate	4.2%	20.5%	4.8%

Cable subscribers (at period end)	65,343	59,530	58,469	-1.8%	-10.5%
Avg. revenue per cable subscriber	$13.91	11.78	12.34	+4.7%	-11.3%
Avg. monthly churn rate	4.5%	2.3%	2.1%

Data/Internet subscribers (at period end)	11,425	14,356	15,188	+5.8%	+32.9%
Paging subscribers	5,612	3,748	3,580	-4.5%	-36.2%

Long distance minutes (in 000s) (2)	292,485	267,339	250,174	-6.4%	-14.5%

Footnote:

(1) Source: Dominican Republic Central Bank; TRICOM, S.A.

(2) Includes inbound, outbound and domestic long distance minutes.

CPI = Consumer Price Index

TRICOM, S. A. AND SUBSIDIARIES

Note to Consolidated Financial Statements

Certain amounts in the 2003 consolidated unaudited financial statements have been reclassified to conform to the 2004 unaudited consolidated financial statements.  The principal reclassifications were to transfer income and expenses items related to discontinued operations from revenues and expenses from continuing operations and other.

In addition expenses for commissions paid to distributors of prepaid calling cards were reclassified as a reduction of long distance revenues in the case of a long distance calling cards and as a reduction of mobile revenues in the case of prepaid mobile services. These expenses were presented as part of operating cost in the consolidated statements of income previously reported.

TRICOM, S.A. AND SUBSIDIARIES

Consolidated Balance Sheets

(In US$)

	December 31, 2003	June 30, 2004
	(Unaudited)	(Unaudited)
Assets

Current assets
Cash and cash equivalents	$2,415,498	$11,069,315

Accounts receivable:
Customers	16,337,166	14,540,365
Carriers	6,855,369	6,578,913
Others	756,085	2,197,110
	23,948,620	23,316,388
Allowance for doubtful accounts	(5,152,025)	(4,515,207)
Accounts receivable, net	18,796,595	18,801,181

Assets held for sale	10,661,300	—

Inventories, net of allowances	1,537,725	1,615,788

Prepaid expenses	106,934	3,129,558
Deferred income taxes	12,403	12,403
Total current assets	33,530,455	34,628,245

Mortgage participation contracts	630,165	642,188

Deferred income taxes	1,355,769	1,355,769
Property and equipment, net	396,372,585	372,831,082
Intangible assets	2,664,641	2,664,641
Other assets at cost, net of amortization	4,291,369	4,229,721

	$438,844,984	$416,351,646

TRICOM, S.A. AND SUBSIDIARIES

Consolidated Balance Sheets

(In US$)

	December 31, 2003	June 30, 2004
	(Unaudited)	(Unaudited)
Liabilities and Stockholders’ Equity

Current liabilities
Notes payable:
Borrowed funds	$48,603,346	$47,302,648
Commercial paper	59,136,013	58,875,706
Current portion of long-term debt	326,988,922	326,594,601
	434,728,281	432,772,955

Current portion of capital leases	14,531,321	14,531,321

Accounts payable:
Carriers	12,784,288	10,134,460
Suppliers	10,165,474	7,175,725
Others	4,064,908	2,886,110
	27,014,670	20,196,295

Accrued expenses	46,205,871	73,108,934
Other liabilities	8,550,274	8,080,552
Deferred income taxes	329,092	329,092
Total current liabilities	531,359,509	549,019,149

Reserve for severance indemnities	124,881	74,084
Deferred income tax	853,916	853,916
Commercial paper	—	—
Obligation under capital leases, excluding current portion	—	—
Long-term debt, excluding current portion	—	—
Total liabilities	532,338,306	549,947,149

Minority interest	—	—

Stockholders’ equity:
Class A Common Stock at par value RD$10: Authorized 55,000,000 shares; 45,458,041 shares issued at December 31, 2003 and June 30, 2004	24,951,269	24,951,269
Class B Stock at par value RD$10: Authorized 25,000,000 shares at December 31, 2003 and March 31, 2004; 19,144,544 issued at December 31, 2003 and June 30, 2004	12,595,095	12,595,095
Additional paid-in-capital	275,496,964	275,496,964
Retained loss	(404,512,893)	(444,615,074)
Other comprehensive income-foreign currency translation	(2,023,757)	(2,023,757)
Stockholders equity, net	(93,493,322)	(133,595,503)

	$438,844,984	$416,351,646

TRICOM, S.A. AND SUBSIDIARIES

Consolidated Statement of Operations

(In US$)

	Three Months Ended June 30,		Six Months Ended June 30,
	2003	2004	2003	2004
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating revenues:
Long distance	$22,602,095	$17,853,570	$45,831,572	$37,351,074
Domestic telephony	15,683,548	13,768,029	32,699,361	25,501,936
Mobile	7,486,739	7,147,334	15,949,289	13,496,914
Cable	3,557,124	3,053,281	7,528,132	5,652,599
Data and Internet	796,148	1,144,520	2,331,637	2,252,406
Other	4,801	3,364	7,921	4,776
Total operating revenues	50,130,455	42,970,098	104,347,912	84,259,705

Operating costs and expenses:
Cost of sales and services	22,584,258	22,142,087	44,665,038	43,096,123
Selling, general and administrative expenses	13,350,075	11,629,407	29,323,934	22,445,851
Depreciation and amortization	18,082,804	14,305,206	37,070,905	26,709,305
Special items and restructuring costs	—	2,584,996	—	4,637,000
Total operating costs and expenses	54,017,137	50,661,696	111,059,877	96,888,279

Operating income	(3,886,683)	(7,691,598)	(6,711,965)	(12,628,574)

Other income (expenses):
Interest expense	(16,329,429)	(14,035,129)	(31,767,755)	(29,431,738)
Interest income	481,855	20,809	754,009	33,583
Foreign currency exchange gain (loss)	606,880	462,798	1,373,903	1,873,126
Other, net	133,359	152,774	149,023	171,422
Other expenses, net	(15,107,335)	(13,398,748)	(29,490,820)	(27,353,607)

Loss from continuing operations before income taxes	(18,994,018)	(21,090,346)	(36,202,785)	(39,982,181)

Income taxes, net	(666,549)	(60,000)	(1,346,583)	(120,000)

Loss from continuing operations, net	(19,660,567)	(21,150,346)	(37,549,368)	(40,102,181)

Loss from discontinued operations, net	(2,089,736)	—	(3,881,710)	—

Net loss	$(21,750,303)	(21,150,346)	$(41,431,078)	(40,102,181)
Loss per common share:
Loss from continuing operations	$(0.30)	$(0.33)	$(0.58)	$(0.62)
Loss from discontinued operations	(0.03)	—	(0.06)	—
Loss per common share	$(0.34)	$(0.33)	$(0.64)	$(0.62)

Average number of common shares used in calculation	64,602,585	64,602,585	64,602,585	64,602,585

TRICOM, S.A. AND SUBSIDIARIES

Consolidated Statement of Cash Flows (Unaudited)

(In US$)

	Six months ended June 30,
	2003	2004
	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net loss	$(41,431,078)	$(40,102,181)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	35,108,594	26,590,319
Allowance for doubtful accounts	678,172	—
Amortizations	1,962,311	118,986
Effect of exchange rate in debt	—	(1,060,350)
Loss from discontinued operations	3,881,710	—
Net changes in assets and liabilities:	—
Accounts receivable	1,408,796	(4,586)
Assets held for sale	—	10,661,300
Inventories	2,129,619	(773,905)
Prepaid expenses	3,443,299	(3,022,624)
Other assets	(264,657)	(61,648)
Accounts payable	298,670	(6,818,375)
Other liabilities	(1,489,175)	(469,722)
Accrued expenses	4,944,871	26,903,063
Reserve for severance indemnities	(368,349)	(50,797)
Total adjustments	51,733,861	52,011,661
Net cash provided by (used in) operating activities	$10,302,783	$11,909,480

Cash flows from investing activities:
Acquisition (cancellation) of investments	$394,788	$(12,023)
Acquisition of property and equipment	(8,674,450)	(2,348,664)
Net cash used in investing activities	(8,279,662)	(2,360,687)

Cash flows from financing activities:
Borrowed (paid) funds	(2,395,124)	(634,669)
Proceeds from issuance of commercial paper	11,659,290	—
Payments of commercial paper	—	(260,307)
Payments of long-term debt	(11,164,847)	—
Net cash provided by financing activities	(1,900,681)	(894,976)

Net increase in cash and cash equivalents	122,440	8,653,817

Cash and cash equivalents at beginning of the period	6,080,303	2,415,498

Cash and cash equivalents at end of period	$6,202,743	$11,069,315

For Further Information Contact:

Miguel Guerrero, Investor Relations

Ph (809) 476-4044 / 4012

e-mail: investor.relations@Tricom.net

For additional information, please visit Tricom’s Investor Relations website at http://www.tdr-investor.com or contact our Investor Relations department at the above numbers.

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